June 13, 2022

George W. Morriss, Chairman

Thrivent Church Loan and Income Fund

901 Marquette Avenue, Suite 2500

Minneapolis, MN 55402-3211

Dear Mr. Morriss:

This letter is to confirm to you that Thrivent Asset Management, LLC (the “Adviser”) has contractually agreed to waive certain fees and/or reimburse certain expenses associated with the Fund as detailed below. Amounts waived by the Adviser during the contractual period cannot be recouped by the Adviser in subsequent periods.

1.

The Adviser has agreed, through at least July 31, 2023, to waive certain fees and/or reimburse certain expenses associated with the Class S shares of the Thrivent Church Loan and Income Fund in order to limit the total annual fund operating expenses after fee waivers and/or expense reimbursements (excluding acquired fund fees and expenses) to an annual rate of 1.00% of the average daily net assets of the Class S shares.

Sincerely,

/s/ David S. Royal

David S. Royal
President
Thrivent Asset Management, LLC